 EXHIBIT 99.1

TD Announces Pricing of CAD Non-Viability Contingent Capital
AT1 Limited Recourse Capital Notes

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

TORONTO, June 4, 2026 /CNW/ - The Toronto-Dominion Bank ("TD") (TSX: TD) (NYSE: TD) today announced the pricing of a Canadian public offering of C$1.25 billion of 5.918% Non-Viability Contingent Capital (“NVCC”) Additional Tier 1 (“AT1”) Limited Recourse Capital Notes Series 7 (the “LRCNs”).

The LRCNs will bear interest at a rate of 5.918 per cent annually, payable quarterly, for the initial period ending on, but excluding, July 31, 2031. Thereafter, the interest rate on the LRCNs will be reset every five years based on the prevailing 5-year Government of Canada Yield plus 2.85 per cent. The LRCNs will mature on July 31, 2086. The expected closing date of the offering is June 11, 2026. TD Securities is acting as lead agent and sole bookrunner on the issue.

Concurrently with the issuance of the LRCNs, TD will issue 1,250,000 Non-Cumulative 5-Year Fixed Rate Reset NVCC Preferred Shares, Series 34 ("Preferred Shares Series 34") to be held by Computershare Trust Company of Canada, as trustee for TD LRCN Limited Recourse Trust™ (the “Limited Recourse Trust”). In case of non-payment of interest on or principal of the LRCNs when due, the recourse of each LRCN holder will be limited to that holder’s proportionate share of the Limited Recourse Trust’s assets, which will consist of Preferred Shares Series 34, except in limited circumstances.

With the prior written approval of the Superintendent of Financial Institutions (Canada), TD may redeem the LRCNs commencing on July 1, 2031, and every five years thereafter, during the period from and including July 1 to and including July 31. TD may redeem the LRCNs in whole or in part on not less than 10 days' and not more than 60 days’ prior notice to the LRCN holders.

The net proceeds from this transaction will be used for general corporate purposes.

The LRCNs have not been, and will not be, registered in the United States under the United States Securities Act of 1933, as amended (the “Securities Act”), or the securities laws of any state of the United States and may not be offered, sold or delivered, directly or indirectly in the United States or to, or for the account or benefit of, a “U.S. person” (as defined in Regulation S under the Securities Act) absent registration under the Securities Act or an applicable exemption from such registration requirements. This press release does not constitute an offer to sell, or a solicitation of an offer to buy, these securities in the United States or in any other jurisdiction where such offer, solicitation or sale would be unlawful.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves 28.1 million clients in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Banking, including TD Auto Finance U.S. and TD Wealth (U.S.); Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen.

TD also ranks among North America's leading digital banks, with more than 13 million active mobile users in Canada and the U.S. TD had CDN$2.1 trillion in assets on April 30, 2026. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto Stock Exchange and the New York Stock Exchange.

SOURCE TD Bank Group

For further information:
Brooke Hales, Senior Vice President, Investor Relations, 416-307-8647; Gabrielle Sukman, Senior Manager, Corporate and Public Affairs, 416-983-1854